ATTORNEYS AT LAW
GRAYBAR BUILDING
420 Lexington Avenue
18TH Floor
	January 22, 2013	New York, NY 10170

U. S. Securities and Exchange Commission		212.687.6262
Washington, DC 20549		212.687.3667 (FAX)
Attention: Amanda Ravitz, Assistant Director		BARTONESQ.COM

Re:	SurePure, Inc.

Form 8-K

Filed December 13, 2012

File No. 000-54172

Dear Ms. Ravitz:

We are counsel to SurePure, Inc. We are in receipt of your comment letter dated January 8, 2013. Our client expects to respond to the comment letter fully and file an amendment to the subject filing on Form 8-K/A by the close of business on January 25, 2013.

If you have any questions about this letter or the anticipated response, please do not hesitate to contact me.

Very truly yours,

William A. Newman